**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 27, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Raptor Pharmaceutical Corp.**

**File No. 0-25571 - CF#28595**

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Raptor Pharmaceutical Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 10, 2012.

Based on representations by Raptor Pharmaceutical Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through July 9, 2022 |
| Exhibit 10.2 | through July 9, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel